EXHIBIT 99

EU Taxonomy

Regulation EU 852/2020 of the European Parliament and of the Council enacted in 2020 has established a classification system of economic activities based on criteria of environmental sustainability for the purposes of channeling productive investments.

An economic activity is environmentally sustainable where that economic activity:

i) contributes substantially to one or more of the environmental objectives of the EU;

ii) does not significantly harm any of the environmental objectives;

iii) is carried out in compliance with the minimum safeguards foreseen by the Regulation, which are procedures implemented by an undertaking that is carrying out an economic activity to ensure a responsible business conduct.

Eni has verified the eligibility of the economic activities conducted by the Group in relation to the EU sustainability objectives regulated by the Commission, through alignment with the Delegated Acts:

 • for the objectives of climate change mitigation and adaptation to climate change, the "Climate Delegated Act" (EU Delegated Regulation 2021/2139, structured into two annexes), supplemented by the Complementary Delegated Act (EU Regulation 2022/1214), which governs the production of electricity from nuclear and gas;

 • for the objectives: i) sustainable use and protection of water and marine resources; ii) transition to a circular economy; iii) prevention and reduction of pollution; iv) protection and restoration of biodiversity and ecosystems, the "Environmental Delegated Act" (EU Delegated Regulation 2023/2486, including four annexes).

As the next step, the Group evaluated the degree of alignment of its economic activities with the objectives of the Taxonomy through the verification of compliance with the "Technical Screening Criteria – TSC," which are the performance conditions for an economic activity to make a substantial contribution to the objective and respect the "do no significant harm" principle to other objectives. Furthermore, for each activity, compliance with the safeguard clause was verified. The Group's economic activities capable of making a substantial contribution to the climate change mitigation objective were identified. The Group does not produce products or services for climate change adaptation, while activities contributing to environmental objectives, in consideration of the limited number of eligible activities and the selectivity of the TSC, are minimal, in the Eni consolidated financial statement.

Based on the reporting criteria established by the Commission through Delegated Act EU 2021/2178, the key performance indicators (KPIs) of Eni's activities aligned with the Taxonomy for 2025 and the corresponding comparison period were calculated.

REPORTING OBLIGATIONS AND BASIS OF PRESENTATION

With Delegated Regulation (EU) 2021/2178, the Commission defined the content and the presentation methods for the three performance indicators ("KPIs") related to the share of revenues, operating costs ("opex"), and investments ("capex") associated with economic activities aligned with the total of these three items at the consolidated financial statement level, as well as the commentary information and the reporting templates.

KPIs of non-financial undertakings

EUROPEAN TAXONOMY: SUMMARY TEMPLATE FOR THE KPI OF NON-FINANCIAL UNDERTAKINGS

ENI GROUP - YEAR 2025	TURNOVER		CAPEX		OPEX
	Absolute amount in € mln	proportion %	Absolute amount in € mln	proportion %	Absolute amount in € mln	proportion %
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. ENVIRONMENTALLY SUSTAINABLE ACTIVITIES (TAXONOMY-ALIGNED)	1,231	1.5%	1,270	10.8%	374	9.0%
A.2. TAXONOMY-ELIGIBLE BUT NOT ENVIRONMENTALLY SUSTAINABLE ACTIVITIES (NOT TAXONOMY-ALIGNED ACTIVITIES)	4,170	5.1%	348	3.0%	362	8.7%
TOTAL A.1 + A.2	5,401	6.6%	1,618	13.8%	736	17.8%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES	76,750	93.4%	10,132	86.2%	3,406	82.2%
TOTAL A+B	82,151	100.0%	11,750	100.0%	4,142	100.0%

SUMMARY TABLE OF TAXONOMY KPI 2025 – 2024

	Turnover		Capex		Opex
(€ mln)	2025	2024	2025	2024	2025	2024
3.17 Manufacture of plastics in primary form	195	230	4	4	40	38
4.1 Electricity generation using solar photovoltaic technology	79	80	339	529	34	28
4.3 Electricity generation (wind)	159	159	19	48	52	46
4.8 Electricity generation from bioenergy	38	40	46	7	11	10
4.10 Storage of electricity	2	1	23	98	2	1
4.13 Manufacture of biogas and biofuels for use in transport and of bioliquids	751	297	355	300	232	157
5.12 Underground permanent geological storage of CO2	3		387	146	2
6.15 Infrastructure enabling low carbon road transport and public transport			81	82
Other	4	5	16	8	1	2

Total aligned	1,231	812	1,270	1,222	374	282
Consolidated	82,151	88,797	11,750	15,502	4,142	4,309
Taxonomy KPI	1.5%	0.9%	10.8%	7.9%	9.0%	6.5%

1.     Content of KPIs

The Taxonomy Reporting has been prepared on the basis of Delegated Regulation (EU) 2021/2178, as amended by Delegated Regulation (EU) 2026/73, which entered into force in 2026.

In accordance with the latter Regulation, a voluntary derogation is permitted, allowing the application to be deferred to the 2026 financial year. Consequently, the 2025 financial year represents the first ordinary fiscal year of application of the amended Regulation.

1.1. Specification of key performance indicators (KPIs)

1.1.1. KPI related to turnover (turnover KPI)

Eni Group’s consolidated financial statements are prepared in accordance with the International Financial Reporting Standards “IFRS” as adopted by Commission Regulation (EC) 1126/2008.

In compliance with that, the Group turnover and the turnover relating to Taxonomy-aligned economic activities and to Taxonomy-eligible economic activities (not Taxonomy-Aligned activities) have been recognized pursuant to International Accounting Standard (IAS) 1.

The 6.6% share of eligible and aligned turnover is calculated as the part of turnover derived from eligible or aligned economic activities (numerator) divided by total turnover (denominator).

Eligible and aligned economic activities are described under paragraph 1.2.2. The denominator comprises the Sales from operations (Revenues) line from the Consolidated Statement of Income. A reconciliation is provided below:

TURNOVER

	Aligned	Eligible	Total
(mln €)	activities	activities	Group
Revenues from contracts with customers	1,231	4,170	82,151

The proportion of turnover referred to in Article 8(2), point (a), of Regulation (EU) 2020/852 “turnover KPI” is calculated as the part of the turnover derived from products or services associated with Taxonomy-aligned economic activities (numerator), divided by the Group total turnover (denominator).

The Group turnover and the turnover of eligible and aligned economic activities are recognized net of the effects of commodity derivatives activated to manage the Group’s exposure to movements in the prices of energy commodities, which qualify and are designated as cash flow hedges due to the efficacy of the relationship between the instrument and the hedged item, whereby a cash flow is either paid or received at the delivery of the underlying commodity. The mark-to-market of cash flow hedges relating to a forecast transaction are taken to other comprehensive income.

Other commodity derivatives utilized by the Group to manage exposure to the commodity risks, which lack the requirements to be recognized in accordance with the own use exemption or to be qualified as hedges in accordance with IFRS, are marked to market with gains or losses recognized through profit and loss in a separate line item from revenues. Such line item comprises the ineffective portion of cash flow hedges.

1.1.2. KPI related to capital expenditure (CapEx) (CapEx KPI)

Capital expenditure “CapEx” of the Eni Group’s and the “CapEx” relating to eligible economic activities and to aligned economic activities cover costs that are accounted based on:

(a) IAS 16 Property, Plant and Equipment, paragraphs 73, e), point i) and point iii);

(b) IAS 38 Intangible Assets, paragraph 118, e), point i);

(c ) IFRS 16 Leases, paragraph 53, point h).

CapEx also covers additions to tangible and intangible assets resulting from business combinations.

The Group does not engage in economic activities that are recognized in accordance with IAS 40 and IAS 41.

The 13.8 % share of CapEx of eligible and aligned economic activities is calculated as the part of CapEx derived from eligible or aligned economic activities (numerator) divided by total Group CapEx (denominator). Eligible and aligned economic activities are described under paragraph 1.2.2. The denominator comprises additions recognized in the financial year to the following line items of the Group’s assets reported in the Group statement of financial positions at December 31, 2025: “Property, plant and equipment”, “Intangible assets” and “Right of Use” as disclosed under footnotes no. 12, 13 and 14 to the Group consolidated financial statements, as well as the portion of purchase price allocated to PP&E and intangible assets with definite useful lives as part of the business combinations closed in the financial year.

Costs incurred to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among additions to PP&E and are included in the denominator and, when applicable, in the numerator of the CapEx KPI.

A reconciliation is provided below:

CAPEX

	Aligned	Eligible	Total
(mln €)	activities	activities	Group
Additions to tangibles and intangibles assets	1,148	280	9,229
Goodwill purchased
Additions to rights to use leased assets	4	22	1,150
Other investment	118	46	1,371
Less
Goodwill purchased
Total Capex	1,270	348	11,750

The proportion of CapEx referred to in Article 8(2), point (b), of Regulation (EU) 2020/852 “CapEx KPI” is calculated as the part of CapEx relating to aligned economic activities (numerator) divided by the Group total CapEx (denominator) as specified in points 1.1.2.1. and 1.1.2.2. of Annex I to Commission Delegated Regulation (Eu) 2021/2178.

1.1.3. KPI related to operating expenditure (OpEx) (OpEx KPI)

The 17.8% share of eligible and aligned operating expenditure “OpEx” is calculated as the part of OpEx relating to eligible or aligned economic activities (numerator) divided by the Group total Opex (denominator). Eligible and aligned economic activities are described under paragraph 1.2.2. A reconciliation is provided below:

OPEX

	Aligned	Eligible	Total
(mln €)	activities	activities	Group
Costs of R&D expensed through profit and loss		22	207
Operating expenses	374	340	3,935
Total Opex	374	362	4,142

The proportion of OpEx referred to in Article 8(2), point (b), of Regulation (EU) 2020/852 “OpEx KPI” is calculated as the Opex of aligned economic activities (numerator) divided by the Group total OpEX denominator as specified in points 1.1.3.1. and 1.1.3.2. of Annex I to Commission Delegated Regulation (Eu) 2021/2178.

1.2. Specification of disclosures accompanying the KPIs of non-financial undertakings

1.2.1. Accounting policy

Economic and financial data relating to Eni’s eligible and aligned economic activities for calculating the Taxonomy’s KPIs and proportion of eligible turnover, capex and opex, have been extracted from the Group accounting systems, the general ledger and the management accounting systems, which are used to prepare the separate financial statements of each consolidated subsidiary undertakings, mostly of which are in accordance with IFRS. Data extracted from separate financial statements are adjusted to align with the IFRS utilized in the preparation of the Group consolidated financial statements and for the consolidation transactions (intercompany sales and purchases, elimination of unrealized profit, etc.) to calculate Eni’s Taxonomy KPIs and the eligible turnover, capex and opex proportion.

Therefore, data of turnover, OpEx and CapEx relating to Eni Group’s aligned and eligible economic activities utilized in calculating the Taxonomy KPIs and the proportion of eligible activities are the same the Group used in preparing the consolidated financial statements.

In the case of mono-business consolidated subsidiary undertakings performing a given eligible activity, relevant economic and financial data for the calculation of the Group eligible proportions have been extracted from the general ledger and the financial accounting to retrieve amounts of revenues, operating expenditures, additions to property, plant and equipment (PP&E) and intangible assets, additions to the right-of-use and additions to PP&E and intangibles resulting from business combinations. In case of multi-business subsidiary undertakings, relevant data for calculating the Group eligible proportions have been derived also from the systems of managerial accounting that splits the accounts of the financial system and allocates revenues and cost amounts to different reporting objects: profit centers which correspond to business units, product lines which can share common costs, plants, capital projects, cost centers, etcetera, to support management’s understanding of the drivers of the financial performance and cost control.

Such structure of accounting flows, which is employed in preparing the Group consolidated financial statements, ensure that turnover, OpEx and CapEx are recognized by the economic activity where the underlying transactions occur, by this way avoiding double counting. This is explained by evidence that amounts recognized or allocated by the managerial accounting system are reconciled with the accounting system and the general ledger. Common costs are apportioned to different reporting objectives and economic activities based on disaggregation criteria that reflect how common inputs are absorbed.

Operating costs of Eni Group’s companies to define the proportion of the opex of aligned and eligible activities to the Group total were determined on the basis of the managerial accounting system and Eni’s control model of fixed costs which, starting from accounting data relating to purchases of goods and materials, services, labour costs and other charges, excludes raw materials costs, industrial plant variable costs and costs of products for resale and aggregates the remaining cost items in relation to the different measurement and control stages in the manufacturing/sale process:

i) fixed industrial costs which include the labor costs for personnel involved in the maintenance, operation and servicing of industrial plants, third-party services (mainly maintenance contracted to third parties), general plant costs, consumables (spare parts) and include energy efficiency actions at buildings and other properties, as well as the purchase of outputs from aligned activities to achieve CO2 emission reductions;

ii) non-capitalised research & development costs;

iii) commercial & marketing fixed costs;

iv) general and administrative costs.

For the purposes of reporting obligations, management has identified industrial fixed costs and non-capitalised R&D costs as the aggregate “opex” operating expenses corresponding to the definition of the denominator adopted by the Delegated Regulation on reporting.

In line with the provisions, the opex incurred to purchase enabling products or in relation to enabling manufacturing processes have been claimed by the economic activities carried out by Eni in compliance with Art. 16 of the Taxonomy Regulation so that do not lead to a lock-in of assets that undermine long-term environmental goals, considering their economic lives. In this context, the opex incurred by the E&P sector to increase energy efficiency/reduce CO2 emissions at oil & gas plants were excluded. This principle has also been applied to capex.

1.2.2. Assessment of compliance with Regulation (EU) 2020/852

1.2.2.1. Information on assessment of compliance with Regulation (EU) 2020/852

Eni’s eligible activities for purpose of assessing their substantial contribution to the objective of climate change mitigation are:

3.6 Manufacture of other low carbon technologies;

3.14 manufacture of organic basic chemicals: production of monomers and other basic chemicals;

3.17 manufacture of plastics in primary form: production of polyethylene and styrene’s obtained by processing monomers and production of resins and plastics from renewable feedstock;

4.1 electricity generation using solar photovoltaic technology: photovoltaic installations are managed by the Group subsidiary Plenitude and are located mainly in Italy, Spain, USA, Australia, Kazakhstan and France;

4.3 electricity generation from wind power: the production is obtained from onshore windmills that are managed by the Group subsidiary Plenitude and are located mainly in Italy, Spain, Kazakhstan;

4.8 electricity generation from bioenergy: production of electricity in installations with a total rated thermal input below 2 MW and using gaseous biomass fuels;

4.10 development of energy storage facilities in Italy and the United States;

4.13 manufacture of biogas and biofuels for use in transport and of bioliquids: production of biofuels by means of hydrogenating bio-feedstock or waste organic materials. The manufactured product is a hydrogenated vegetable oil (HVO) that can be used as pure fuel or blended with fossil fuels to obtain a reduction in emitted CO2 from combustion. This activity is performed at the biorefinery of Gela (Sicily) and Venice with total production capacity of 1.1 mln tons/y;

4.20 cogeneration of heat/cool and power from bioenergy: production of steam and electricity by means of cogeneration, utilizing forestry biomass at the Crescentino plant (Italy);

4.30 High-efficiency co-generation of heat/cool;

5.3-5.4 construction, extension and operation of wastewater collection, treatment and supply systems and renewal of wastewater collection, treatment and supply system;

5.7-5.8 anaerobic digestion of bio-waste: anaerobic digestion, biogas production and subsequent cogeneration for electricity production, as well as compost, at the Po’ Energia Srl plant from organic fraction coming from the separate collection of municipal waste, as well as production of compost. Those activities are also eligible for the objective of circular economy (2.5 recovery of organic waste through anaerobic digestion or composting);

5.12 underground permanent geological storage of CO2: this activity leverages depleted reservoirs operated by Eni. The main ongoing projects are the HyNet hub in UK to upgrade Eni’s depleted reservoirs in the Liverpool bay to permanently store CO2 emitted by local businesses in hard-to-abate industries and the Ravenna hub, off Italy;

6.5 transport by motorbikes, cars and light commercial vehicles: Enjoy rental service based on the “free floating” model with collection and release of the vehicle at any point within the area covered by the service. The fleet consists of internal combustion, hybrid and electric vehicles;

6.15 infrastructure enabling low carbon road transport and public transport: this activity comprises construction, maintenance, and operations of electric charging points for EV, and is performed by Eni’s subsidiary Plenitude.

The above-mentioned activities are also eligible for the objective of climate change adaptation. However, the Group does not engage in economic activities that manufacture productions and solutions for climate change adaptation. Therefore, the objective of climate change adaptation has been assessed as far as necessary to verify that each of Eni’s eligible economic activities does not significantly harm any of the objectives of the Taxonomy, in compliance with art. 3 of regulation (UE) 2020/852.

Group economic activities eligible for the environmental objectives of DA 2023/2486 are immaterial.

As a result of the verification of the TSC for each eligible economic activity, Eni has assessed, as of the reference date of this Annual Financial Report, including the CSRD statement, that the following activities are aligned with the Taxonomy as they make a substantial contribution to achieving the climate change mitigation objective and that are in compliance with the DNSH criteria.

Below are the alignment assessments relating to the main activities:

3.17. Manufacture of plastics in primary form

The economic activity includes: i) production of resins, especially biodegradable and compostable polyesters and copolyesters, derived in whole or in part from renewable raw materials; ii) production of biodegradable and compostable plastics, i.e., blends of resins derived in whole or in part from renewable raw materials. These production lines belong to Novamont, whose control was acquired in the fourth quarter of 2023.

The economic activity "Manufacture of plastics in primary form " is a transitional activity as of Article 10, paragraph 2, of Regulation (EU) 2020/852 if it meets the technical screening criteria described at the point 3.17 of Regulation (EU) 2021/2139.

Substantial contribution to climate change mitigation

For the assessment of substantial contribution to climate change mitigation, criterion c) related to activity 3.17 as stated in EU Regulation 2021/2139 was applied, as follows:

c) derived in whole or in part from renewable raw materials, and the greenhouse gas emissions over their life cycle are lower than the greenhouse gas emissions in the life cycle of equivalent primary form plastics manufactured from fossil fuels. Greenhouse gas emissions over the life cycle are calculated using Recommendation 2013/179/EU or, alternatively, ISO 14067:2018 or ISO 14064-1:2018. Greenhouse gas emissions quantified over the life cycle are verified by an independent third party.

In this context, chemicals derived from hydrocarbons were identified as equivalent to resins and plastics derived in whole or in part from renewable raw materials. These equivalent chemicals were identified considering chemical equivalence in terms of composition and equivalence in the chemical family. For both product lines, the hydrocarbon-derived equivalent is PBAT. Subsequently, emissions from Novamont's activity and the hydrocarbon equivalent were calculated based on the Life Cycle Thinking methodology, which includes all stages of their respective supply chains (procurement, processing, transportation, and disposal). This analysis confirmed compliance with the stated criterion "c" of the Taxonomy.

Do No Significant Harm ("DNSH")

Climate change adaptation

The Group has performed a risk assessment of the exposure of all aligned activities to acute and chronic weather events as required by Appendix "A" to the Climate Delegated Regulation based on the Company’s methodology described herein.

The management has assessed the risk of exposure of the Group’s assets to climate-related acute and chronic hazards, following the guidelines of Appendix A to the Climate Delegated Regulation, setting generic criteria for DNSH to climate change adaptation.

The Group has put in place management control systems and procedures to identify, evaluate and mitigate physical climate risks, which the Company defines as the risk that potential perspective changes in meteorological patterns, extreme weather phenomena and gradual changes in weather conditions and in the physical environment linked to climate change may adversely and significantly affect assets’ future performance, safety of operations and future expected cash flows, so to significantly harm the objective of climate change adaptation.

The management regularly reviews the exposure of the Group’s assets to the acute and chronic climate-related hazards described in the above-mentioned Appendix A and other natural hazards based on a proprietary methodology to identify physical climate risks over a long-term horizon. The purpose of this risk assessment is to define and execute mitigation plans designated to adapt the Group assets to current or expected risks, considering the already existing barriers at each Company’s asset. This assessment considers various timing horizons based on assets’ useful lives (about thirty years for solar installation, wind mills and biorefineries, whereas recharging points for EV have seven years of useful live).

Eni’s assessment methodology of assets’ exposure to natural hazards features the following steps:

• it utilizes input data furnished by an external provider, which has elaborated detailed geographic maps of prospective climate-related risks ensuring a full coverage of onshore and offshore areas where Eni’s assets are located. Those climate maps combine the most updated climate forecast models, also incorporating historical weather patterns, to provide expected quantitative trends in the evolution of climate-related events (like expected number of days with temperatures above or below historical averages, wind strength, rain intensity,etcetera);

• it develops a stress test of the current asset portfolio, without limiting to assets’ residual useful lives, to evaluate the potential, perspective exposure to climate-related risks till 2050;

• it is performed yearly, and it will undergo continuous improvement based on the experience that will be accumulated over time, as well as the evolution in the framework on how to identify and measure climate-related risks;

• it utilizes the IPCC SSP5 -  8.5 scenario to project the expected future climate-related trends and hazards in each geographical maps;

• it utilizes the geographic coordinates of each Company’s asset (longitude and latitude) to locate it in a given quadrant (each with an area of one square kilometer) as defined by the external provider to recognize the climate-related risks, which each asset is potentially exposed to over a thirty-year horizon based on the adopted climate scenario;

• it considers in the risk-evaluating process also third-party assets and assets of the supply chain, where relevant to a full understanding of the risks which each Eni’s asset is exposed to.

Once climate-related hazards have been identified and classified, the management evaluates each asset’s existing barriers or factors both physical ones (structural characteristics of an asset design, materials used in its construction, distance from the sources of possible hazards, containment walls, hydraulic barriers, etc.) and systems and procedures (early warning systems, procedures to put in safety plants and equipment, existence of monitoring and verification plans, etc.).

The outcome of that review informs the management of the residual riskand:

• in case of chronic climate-related hazards, monitoring activities are designed, planned, and carried out leading to the possible implementation and follow-up of remediation measures;

• in case of acute climate-related hazards, asset integrity process is activated which can lead to the definition and activation of an adaptation plan.

Based on the described procedure and methodology, Eni’s installations for the production of plastics in primary form show marginal exposure to prospective adverse weather events. For these risks a site-specific risk assessment is planned during 2026 in order to define the corresponding monitoring plan and actions, with the objective of making the activity climate-change adapted within the timeframe of the plan.

No violations of the DNSH principle were found in relation to the other environmental objectives.

4.1. Electricity generation using solar photovoltaic technology

Substantial contribution to climate change mitigation

The activity generates electricity using solar PV technology.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.3. Electricity generation from wind power

Substantial contribution to climate change mitigation

The activity generates electricity from wind power.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.8. Electricity generation from bioenergy

Substantial contribution to climate change mitigation

Eni’s activity comprises electricity generation installations each with a total rated thermal input below 2 MW, which are using gaseous biomass fuels. The installations are located in Italy.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.10 Storage of electricity

Substantial contribution to climate change mitigation

The activity consists of the construction and operation of electricity storage including pumped hydropower storage.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.13. Manufacture of biogas and biofuels for use in transport and of bioliquids

The activity consists in manufacturing HVO for use in transport. The activity is performed at the biorefineries of Gela (Sicily) and Venice.

Substantial contribution to climate change mitigation

Each batch of HVO manufactured in 2025 has been reviewed to assess the substantial contribution to climate change mitigation. Volumes of HVO manufactured using food and feed crops as feedstock have been excluded from the KPI, as well as those produced using agricultural biomass that does not comply with the criteria laid down in Article 29, paragraphs 2 to 5, of Directive (EU) 2018/2001.

The greenhouse gas emission savings from the HVO volumes manufactured from sustainable feedstock have been measured by applying the GHG saving methodology and the relative fossil fuel comparator set out in Annex V to Directive (EU) 2018/2001.

The saving has been calculated for each kind of biomass used as feedstock. Based on the outcome of this review, 95% of the volumes  marketed to third parties at the Gela biorefinery have been assessed to contribute substantially to climate change mitigation.

The activity turnover, OpEx, and Capex have apportioned to the relevant KPIs in proportion to the percentage of environmentally sustainable manufactured volumes of HVO.

Do no significant harm (“DNSH”)

Climate change adaptation

Based on the assessment of this activity’s exposure to climate-related hazards following the methodology and procedures described herein, the management has concluded that the Company’s biorefinery of Gela exposed to a risk of water stress. The water risk monitoring plan is ongoing.

A monitoring plan is being implemented to check how the risk exposure evolves over time with the goal of adapting the activity to climate change within five years.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

5.12. Underground permanent geological storage of CO2

The activity consists in building and operating the permanent underground HyNet hub to store CO2 by leveraging Eni’s depleted reservoirs, off the Liverpool Bay in UK. The storage service will be made available to local businesses in hard-to-abate industries according to a regulated tariff which is currently under negotiation. Italian authorities approved a pilot project to build and operate a plant for the storage of CO2 utilizing the depleted natural gas fields of Eni offshore Ravenna in the Adriatic Sea.

Substantial contribution to climate change mitigation

The UK activity complies with ISO 27914:2017 for geological storage of CO2. The Italian activity complies with provisions of Directive 2009/31/EC.

Do no significant harm (“DNSH”)

Climate change adaptation

Based on the assessment of this activity’s exposure to climaterelated hazards following the methodology and procedures described herein, the management has concluded that it is adapted to climate change.

Pollution prevention and control

The management foresees that by adopting the risk management systems and the procedures of monitoring & verification provided by the above-mentioned ISO rules, the activity will comply with the pollution thresholds and markers set by Directive 2009/31/C.

Sustainable use and protection of water and marine resources

Protection and restoration of biodiversity and ecosystem

The management foresees that by adopting the risk management systems and the monitoring&verification procedures provided by the above-mentioned ISO rules and by implementing all of the planned measures to ensure the environmental sustainability of the project to be granted all necessary authorizations by the relevant UK authorities, the DNSH criteria will be met with respect to the objectives of Sustainable use and protection of water and marine resources and of Protection and restoration of biodiversity and ecosystem.

6.15. Infrastructure enabling low carbon road transport and public transport

Substantial contribution to climate change mitigation

The activity consists in installing and operating a network of electric charging points for EV and it is an enabling activity.

Considering the design and the geographical distribution that mitigates exposure at the portfolio level, also considering the remaining useful life, significant residual risks of exposure to adverse prospective weather events, the activity has been considered adapted.

Do no significant harm (“DNSH”)

Climate change adaptation

The activity is adapted.

Pollution prevention and control

In the installation of electric charging points, the Company limits waste generation in processes related construction and demolition, in accordance with the EU Construction and Demolition Waste Management Protocol and taking into account best available techniques and using selective demolition to enable removal and safe handling of hazardous substances and facilitate reuse and high-quality recycling by selective removal of materials, using available sorting systems for construction and demolition waste.

Measures are taken to reduce noise, dust and pollutant emissions during construction or maintenance works, such as for example:

1. utilization of equipment with low environmental impact, which reduces noise, dust and pollutant emissions compare to traditional equipment;

2. limiting working hours by scheduling, when and where possible, construction or maintenance activities during the hours when there is less traffic to limit the impact on surrounding activities.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

1.2.2.2. Contribution to multiple objectives

Not applicable.

1.2.2.3. Disaggregation of KPIs

In the activity 4.13 manufacture of biofuels for use in transport, the biorefinery of Gela is a common facility for both the production of Taxonomy-aligned biofuels and for Taxonomy-eligible biofuels. The facility common costs have been apportioned to each activity in proportion to the manufactured volumes of biofuels.

The management believes that such disaggregation is based on criteria that are appropriate for the production process being implemented and reflects the technical specificities of that process.

1.2.3. Contextual information

1.2.3.1. Contextual information about turnover KPI

The amounts that sum up the numerator of the turnover KPI have derived from contracts with customers and were recognized based on IFRS 15. The total amount of the numerator was €1.231 million and the break-down is as follows:

• €195 million from the sale of plastics in primary form;

• €79 million from the sale of electricity generated by the Group’s PV installations;

• €159 million from the sale of electricity generated by the Group’s windmills;

• €38 million from the sale of electricity generated by installations using gaseous biomass fuels;

• €751 million from the sale of biofuels (HVO) increased of €454 million compared to 2024 due to an favorable scenario for biofuels;

1.2.3.2. Contextual information about CapEx KPI

The numerator of the CapEX KPI amounted to €1,270 million and comprised:

• €339 million related to the activity of electricity generation using solar photovoltaic technology, including in particular asset increases for progress in the construction program, of which €228 million is related to the new installed capacity in 2025 for 740 MW and €95 million for ready-to-build plants with capacity within the 2026-2030 plan period and € and €16 million related to capacity already installed as of  2025;

• €19 million related to the activity of production of electricity from wind energy related to asset increases for progress in the construction program, including €13 million for capacity already installed as of 2025 for 207 MW, and €6 million for ready-to-build plants within the 2026-2030 plan period;

• €24 million related to Storage of electricity, in particular referring to asset increases due to progress in the construction program, of which €23 million relates to capacity already installed as of 2025 for 200 MW and €1 million to ready-to-build plants within the 2026–2030 plan period;

• €355 million related to the activity of production of biofuels, relating to the increase in Property, Plant, and Equipment (PP&E) mainly related to the Venice and Gela biorefineries for €82 million and €165 million related to the launch of the conversion project into a biorefinery in Livorno, consisting of new facilities for the production of hydrogenated biofuels, as well as a biogenic feedstock pretreatment unit and a 500,000-ton-per-year Ecofining™ plant.

Regarding Venice, several projects are underway to upgrade the biorefinery. The main ones concern the upgrading of the Ecofining unit and the construction of the Steam Reformer plant, which will enable the production of biojet and increase capacity to a total of 600 kton/year. Regarding Gela, the upgrading of the Biomass Treatment Unit (BTU) has been completed to enhance the processing of more complex feedstocks, and the construction of the plant for the production of biojet has been completed, with production starting in January 2025.

In addition, the Bleaching Earth Regeneration project has been launched, which will enable the reactivation of bleaching earth and the treatment of gummy waters. These biorefining projects are part of Eni’s industrial investment plan for the five-year period 2026–2030, which will be approved by the Board of Directors on March 18, 2026, and represent some of the drivers the Group has activated to achieve the goal of reaching a capacity of approximately 5 million tonnes per year by 2030.

• 387 million relating to the permanent CO₂ storage activity, fully allocated to the increase in intangible assets, as part of the projects for the development of the HyNet and Bacton storage projects in the United Kingdom and, to a lesser extent, the first phase of the Ravenna storage hub and the L10 storage project in the Netherlands; these projects were included in the four-year investment plan of the Eni Group approved by Corporate Management on 26 February 2025. The total spending commitment for the aforementioned projects under the Eni 2026–2030 Strategic Plan amounts to €260 million, mainly in the form of financial investments in Eni CCUS Holding Ltd, company in which, at the end of 2025, 49.99% was sold to a private equity fund, establishing joint control between two shareholders. This entity will continue the development of CCS projects in the United Kingdom and the Netherlands and will also hold the option to acquire the Ravenna project upon reaching FID.

• €81 million relating to the activity of installing recharging points for EV, as well as to the upgrade interventions of the existing infrastructure, allocated to increases in PP&E by €78 million and intangible assets by €3 million, within the framework of the charging network expansion plan with the installation of approximately 1.5 thousand new charging stations under the Plenitude brand in 2025;

• €46 million related to the activity of production of electricity generated by installations using gaseous biomass fuels

1.2.3.3. Contextual information about the OpEx KPI

The numerator of the OpEx KPI comprises €374 million of expenses that mainly related to maintenance and repair, and other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment by the Eni or third party to whom activities are outsourced that were necessary to ensure the continued and effective functioning of such assets. The breakdown related to the main activities is as follows:

• €40 million incurred in the production plastics in primary form;

• €34 million incurred in the production of electricity from photovoltaic plants, related to maintenance and other daily operating expenses (inspections, cleaning, and others);

• €52 million incurred in the production of electricity from wind plants, related to maintenance and other daily operating expenses (inspections, cleaning, and others);

• €11 million incurred in the production of electricity generated by installations using gaseous biomass fuels

• €232 million incurred in the production of biofuels, related to maintenance and other daily operating expenses (inspections, cleaning, and others).

Compliance with the Minimum Safeguards (Ms) - Article 3 “c” of the EU Taxonomy Regulation

The criteria for the eco-sustainability of economic activities outlined in article 3 of the Taxonomy Regulation call for respecting minimum safeguards when conducting business (referred to in paragraph “c”). The rule under Article 18 identifies the MS with the procedures implemented by a company to ensure that business conduct complies with the OECD Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights. Compliance with the MS includes the principles and rights set out in the eight core conventions identified in the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work and in the International Bill of Human Rights.

When companies implement these procedures, they must also comply with the “do no significant harm” principle outlined in Article 2, paragraph 17 of Regulation (EU) 2019/2088, the Sustainable Finance Disclosure Regulation (SFDR). The SFDR requires financial market participants to assess the ESG risk of the investments within the financial products they intend to offer investors, measuring the ESG performance of the investee companies against a predefined set of key impact indicators in critical “principal adverse impact” areas. Five of these indicators have a social nature: (i) violations of the UN Global Compact principles and the OECD Guidelines for Multinational Enterprises; (ii) lack of processes and compliance mechanisms to monitor compliance with the previous point’s principles; (iii) unadjusted gender pay gap; (iv) Board gender diversity; and (v) exposure to controversial weapons. The definition of sustainable investment in article 2 (17) of the SFDR states that an investment is sustainable if it contributes to broadly defined environmental or social objectives, provided that it does not harm any of these objectives. Thus, Eni assumes that in complying with the SFDR principle “do no significant harm”, it is understood to refer to the five social impact indicators described above, four of which are included in Eni’s human rights due diligence processes. Regarding the fifth, Eni confirms that it does not have any exposure to controversial weapons.

The OECD Guidelines for Multinational Enterprises are principles for responsible business conduct related to eight business areas:

• three relate to the issues of human rights (human rights, consumer protection, employment and industrial relations);

• Anti-Corruption;

• fair competition;

• taxation.

Finally, environmental protection is treated by the sustainability performance criteria set article 3 of the Taxonomy Regulation, while science/technology are out of the scope.

The ILO’s eight labor conventions are comprised in the wider issue of respect for human rights.

Observance of the fundamental principles of human rights contained in the International Bill of Human Rights (Universal Declaration of Human Rights, International Covenant on Civil and Political Rights and International Covenant on Economic Social and Cultural Rights) is ensured by Eni’s compliance with the Italian Constitution and rules intended to implement it, which embody human rights principles. As a company incorporated in Italy, Eni is obliged to observe them.

Compliance with the safeguard clause is based on establishing and maintaining adequate company due diligence processes and company’s management systems in the following areas:

• human rights;

• Anti-corruption;

• compliance with competition law;

• business taxation.

Furthermore, evidence of compliance with the MS is given by absence of legal proceedings against each of the Group companies or members of its top management for violations of national or international laws relating to such matters that have resulted in final convictions; or the absence of complaints or reports of alleged human rights violations submitted by individual stakeholders or groups of stakeholders to an OECD National Contact Point or to the Business and Human Rights Resource Centre, in the wake of which the Company has not demonstrated concrete commitment to addressing and managing the report, failing to cooperate in its resolution and/or to adopt a remediation plan in the event it is responsible for causing and/or contributing to the negative impact of the complaint.

Eni’s due diligence systems:

• ANTI-CORRUPTION. Within the context of the Company’s zero tolerance for corruption, Eni has adopted a controlled environment that includes processes and controls designed to minimize the risk of behavior or transactions that could lead to willful or negligent acts of corruption. This aims to ensure constant and strict compliance of Eni’s employees, contractors and other individuals working or acting on behalf of Eni with the anti-corruption laws in force in the countries where the Company operates. This system also applies to money laundering. The control environment is based on values the organization shares, starting with top management. It includes establishing a code of ethics inspired by the principles of transparency, honesty, fairness, and good faith in conducting business, adherence to the UN Ten Principles of Corporate Responsibility, participation in the Global Compact and personnel training on ethical issues. The processes and controls are designed to ensure accurate and transparent recording of corporate transactions, assessment of economic counterparties in significant transactions (acquisitions/divestment of subsidiaries, shareholdings and assets, mining rights, business combinations, etc.), involvement of certain types of counterparties (business associates, joint venture partners, brokers) or in areas (trading, non-profit initiatives, sponsorships) exposed to corruption risks, as well as compliance of business conduct with internal rules under all circumstances where a breach of the code of ethics might be possible, to prevent any form of corruption in managing the business. An integral part of Eni’s DD on Anti-Corruption is establishing and maintaining a whistleblowing mechanism even for managing anonymous reports received by the Company through a well-identified and recognizable channel of alleged violations of anti-corruption and money laundering regulations (this mechanism also applies to the DD on Human Rights). In 2025, neither the Company nor members of senior management were party to criminal proceedings for violating anti-corruption regulations that resulted in a final verdict of conviction. Please refer to the notes to the consolidated financial statements for more information on the status of the Group’s legal proceedings.

• TAXATION. Eni has adopted a due diligence system for managing relations with the tax authorities of the countries in which it operates. The aim is to minimize the risk that business operations violate applicable tax regulations. The Company’s tax guidelines provide for the payment of taxes in the countries where operations take place according to the merit as well as the letter of local rules and rejects aggressive tax policy choices, including delocalization of economic activities to so-called tax havens. The Company has a Tax Control Framework, i.e. a specific tax risk control system. Management is responsible for verifying consistency between tax management choices and the Board-approved strategy. The control environment and processes/procedures are designed to mitigate the risk of violations which could trigger significant financial or reputational impact (tax risk). In 2025, no Group company was party to any tax dispute for violations of tax rules or tax fraud resulting in a final verdict of conviction. For more information on the status of the Group’s tax litigation, please refer to the notes to the consolidated financial statements. These disputes relate to the technical interpretation of local tax regulations, which are often very complex. They are managed with a view to reconciliation.

• FAIR COMPETITION. Eni has set up a controlled environment and a set of procedures and controls to minimize the risk that business and corporate activities violate the rules protecting competition in the various countries where it operates. Among the fundamental values of the Company are the principles of fair competition – understood as a market environment that encourages companies to excel in the quality and cost effectiveness of the products and/or services sold/supplied – and compliance with antitrust legislation. Eni’s control system has three phases: prevention, risk monitoring/mitigation and counteracting unlawful conduct. It is designed to minimize the risk that Eni’s business units and subsidiaries engage in anti-competitive conduct, adopt practices that restrict the free market or collude with competing companies. Corporate transactions to increase market share (mergers/acquisitions) are executed after the antitrust authorities of the jurisdictions concerned have been informed. Appropriate remediation plans are formulated in response to any comments received and in compliance with standstill obligations and the prohibition of unlawful exchange of information during the negotiation and due diligence phases. In 2025, no Group company or senior management member was party to disputes for antitrust legislation violations that resulted in a final verdict of conviction. On the reporting date, there was no significant pending antitrust disputes.

• HUMAN RIGHTS. Human rights are at the heart of Eni’s vision as a responsible company and a core component of the organization’s values, culture, and management systems. Eni is committed to respecting human rights in all business activities and places similar expectations on business partners operating on behalf of Eni or who are contracted over the course of Eni’s industrial activities. Eni has adopted a human rights due diligence process that complies with the OECD Guidelines for Multinational Enterprises, including OECD guidelines on Human Rights DD, and the United Nations Guiding Principles on Business and Human Rights (UNGP).

Eni is committed to carrying out Human Rights Due Diligence in its activities and has adopted a model that identifies and assesses risks relating to the potential violation of Human Rights from a dual perspective:

•         The risk of causing (or contributing to causing) actual or potential adverse impacts on Human Rights, with reference to the UNGPs and the OECD Guidelines.

•         The risk of incurring sanctions, significant financial losses, or reputational damage.

Eni assesses the Human Rights potential and actual impacts of its activities on an ongoing basis and identifies specifically tailored strategies and solutions, in the context of an ongoing effort to improve prevention and mitigation of such impacts.

In line with OECD/UNGP guidelines, Eni’s DD on human rights is structured along six steps:

i)                    adoption of a commitment statement, by the top management, upholding respect for human rights and the integration of human rights into company management systems, processes and policies;

ii)                   recognition of value chain stages and business relationships where Eni is most exposed to risks of human rights violation leading to identification of Salient Human Rights Issues for Eni, that are defined based on the business activities, the contexts in which Eni operates and the sharing with relevant local and international stakeholders, through the adoption of a risk-based approach;

iii)                 a risk assessment aiming to identify and evaluate the adverse impacts of the company’s activities on human rights, which foresees the involvement of stakeholders;

iv)                 the design and implementation of measures to prevent, cease or mitigate any adverse impact;

v)                   the verification of the effectiveness of the measures taken;

vi)                 reporting on outcomes and impacts relating to actions undertaken by the company to prevent, cease or mitigate the adverse impact and the measures taken, which targets interested stakeholders and provides useful inputs to improve planning of future company’s activities.

In line with OECD guidelines, Eni has established a mechanism for collecting and evaluating complaints and concerns brought to the Company’s attention through appropriate channels for listening and for the receipt of communications by individuals, communities, or associations of individuals, aimed at ensuring that any possible violations of Human Rights are promptly detected, scrutinized, managed and – where ascertained – remedied.

In the event of alleged Human Rights violation the company provides two schemes of access to the Company:

•         a “Grievance Mechanism”, which includes a set of procedures that Eni makes available for the receipt and treatment of alleged violations, which include the options to lodge, in written or verbal form, complaints or grievances on part of affected stakeholders in relation to the Eni’s business activities and on their management and resolution. Human rights grievances qualified as “significant” entail a specific procedure for their scrutiny and response.

•         “Reporting”, which includes the channels available to employees or third parties to report, even confidentially or anonymously, issues concerning the Internal Control System or alleged violations of the principles stated in Eni’s Code of Ethics, such as business ethics, bullying, harassment, discrimination, and respect for Human Rights.

Eni also cooperates with other non-judicial redress mechanisms, such as the one provided and regulated by the OECD Guidelines and set up at OECD National Contact Points.

Eni is actively committed to reviewing complaints and providing or cooperating to provide remedies for adverse human rights impacts that it may have caused or contributed to, and to make every effort to promote the achievement of the same objective in cases where the impact is directly related to its operations. Eni cooperates actively and in good faith with other access facilities to reach a judicial or non-judicial resolution to open issues. In no case does Eni prohibit potential claimants access to remediation measures. The company is committed to preventing reprisals against workers and other stakeholders for raising human rights concerns. It does not tolerate or contribute to threats, intimidation, reprisals or attacks against human rights defenders and stakeholders involved with its operations.

An integral part of due diligence is the communication of the obtained results. Eni publishes a yearly report “Eni for” sustainability, which includes a dedicated section to human rights reporting to inform and update stakeholders on progress made to address human rights issues.

In 2025, Eni did not receive any final verdict of conviction for violations of laws, regulations or other regulatory institutions relating to human rights, bribery, competition or tax violations. The Company is cooperating actively and in good faith with the OECD National Contact Points to resolve pending Specific Instances.

In conclusion, considering the draft Report “Minimum Safeguards”, Eni believes it complies with the safeguard clause of Article 3, paragraph “c” of the EU Taxonomy Regulation.

Financial year 2025					Breakdown by environmental objectives of Taxonomy-aligned activities
KPI (1)	Total (2)	Proportion of Taxonomy eligible activities (3)	Taxonomy aligned activities (4)	Proportion of Taxonomy aligned activities (5)	Climate Change Mitigation (CCM) (6)	Climate Change Adaptation (CCA) (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)	Proportion of enabling activities (12)	Proportion of transitional activities (13)	Not assessed activities considered (14)	Taxonomy aligned activities in previous financial year (N-1) (15)	Proportion of Taxonomy aligned activities in previous financial year (N-1) (16)
Testo	Currency	%	Currency	%	%	%	%	%	%	%			%	Currency	%
Turnover	82,151	6.6%	1,231	1.5%	1.5%							0.24%	%	812	0.9%
Capex	11,750	13.8%	1,270	10.8%	10.8%						0.69%	0.03%	%	1,222	7.9%
Opex	4,142	17.8%	374	9.0%	9.0%							0.97%	%	282	6.5%

Reported KPI (Turnover)
Financial year 2025					Environmental objective of Taxonomy-aligned activities
Economic Activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible Turnover) (3)	Taxonomy aligned KPI (monetary value of Turnover) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned Turnover) (5)	Climate Change Mitigation (CCM) (6)	Climate Change Adaptation (CCA) (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
Text		%	Currency	%	%	%	%	%	%	%	E	T	%
Manufacture of organic basic chemicals	CCM 3.14	1.32%		0.00%	0.00%								0%
Manufacture of plastics in primary form	CCM 3.17	1.55%	195	0.24%	0.24%							T	15%
Electricity generation using solar photovoltaic technology	CCM 4.1	0.10%	79	0.10%	0.10%								100%
Electricity generation (wind)	CCM 4.3	0.19%	159	0.19%	0.19%								100%
Electricity generation from bioenergy	CCM 4.8	0.05%	38	0.05%	0.05%								100%
Transmission and distribution of electricity	CCM 4.9	0.00%		0.00%	0.00%								0%
Storage of electricity	CCM 4.10	0.00%	2	0.00%	0.00%								100%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	1.18%	751	0.91%	0.91%								78%
High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4.30	2.12%		0.00%	0.00%								0%
Construction, extension and operation of waste water collection and treatment	CCM 5.3	0.03%		0.00%	0.00%								0%
Collection and transport of non-hazardous waste in source segregated fractions	CCM 5.5	0.00%		0.00%	0.00%								0%
Anaerobic digestion of bio-waste	CCM 5.7	0.00%	2	0.00%	0.00%								67%
Underground permanent geological storage of CO2	CCM 5.12	0.00%	4	0.00%	0.00%								100%
Transport by motorbikes, passenger cars and commercial vehicles	CCM 6.5	0.02%	1	0.00%	0.00%								5%
Sum of alignment per objective					1.5%
Total KPI (Turnover)		6.6%	82,151	1.5%							%	%	22.79%

Reported KPI (Capex)
Financial year 2025					Environmental objective of Taxonomy-aligned activities
Economic Activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible Capex) (3)	Taxonomy aligned KPI (monetary value of Capex) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned Capex) (5)	Climate Change Mitigation (CCM) (6)	Climate Change Adaptation (CCA) (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
Text		%	Currency		%	%	%	%	%	%	E	T	%
Manufacture of organic basic chemicals	CCM 3.14	0.56%		0.00%	0.00%								0%
Manufacture of plastics in primary form	CCM 3.17	0.49%	4	0.03%	0.03%							T	7%
Electricity generation using solar photovoltaic technology	CCM 4.1	2.89%	339	2.89%	2.89%								100%
Electricity generation (wind)	CCM 4.3	0.16%	19	0.16%	0.16%								100%
Electricity generation from bioenergy	CCM 4.8	0.39%	46	0.39%	0.39%								100%
Storage of electricity	CCM 4.10	0.20%	23	0.20%	0.20%								100%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	3.88%	355	3.02%	3.02%								78%
High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4.30	0.62%		0.00%	0.00%								0%
Construction, extension and operation of waste water collection and treatment	CCM 5.3	0.22%		0.00%	0.00%								0%
Composting of bio-waste	CCM 5.8	0.14%	16	0.14%	0.14%								100%
Underground permanent geological storage of CO2	CCM 5.12	3.29%	387	3.29%	3.29%								100%
Transport by motorbikes, passenger cars and commercial vehicles	CCM 6.5	0.21%		0.00%	0.00%								0%
Infrastructure enabling road transport and public transport	CCM 6.15	0.69%	81	0.69%	0.69%						E		100%
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	0.03%		0.00%	0.00%								0%
Sum of alignment per objective					10.8%
Total KPI (Capex)		13.8%	11,750	10.8%							%	%	78.49%

Reported KPI (Opex)
Financial year 2025					Environmental objective of Taxonomy-aligned activities
Economic Activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible Opex) (3)	Taxonomy aligned KPI (monetary value of Opex) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned Opex) (5)	Climate Change Mitigation (CCM) (6)	Climate Change Adaptation (CCA) (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
Text		%	Currency	%	%	%	%	%	%	%	E	T	%
Manufacture of other low carbon technologies	CCM 3.6	0.19%		0.00%	0.00%								0%
Manufacture of organic basic chemicals	CCM 3.14	0.27%		0.00%	0.00%								0%
Manufacture of plastics in primary form	CCM 3.17	2.37%	40	0.97%	0.97%							T	41%
Electricity generation using solar photovoltaic technology	CCM 4.1	0.82%	34	0.82%	0.82%								100%
Electricity generation (wind)	CCM 4.3	1.26%	52	1.26%	1.26%								100%
Electricity generation from bioenergy	CCM 4.8	0.27%	11	0.27%	0.27%								100%
Transmission and distribution of electricity	CCM 4.9	0.10%		0.00%	0.00%								0%
Storage of electricity	CCM 4.10	0.05%	2	0.05%	0.05%								100%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	6.20%	232	5.60%	5.60%								90%
Cogeneration of heat/cool and power from bioenergy	CCM 4.20	0.41%		0.00%	0.00%								0%
High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4.30	1.35%		0.00%	0.00%								0%
Construction, extension and operation of waste water collection and treatment	CCM 5.3	3.96%		0.00%	0.00%								0%
Collection and transport of non-hazardous waste in source segregated fractions	CCM 5.5	0.29%		0.00%	0.00%								0%
Composting of bio-waste	CCM 5.8	0.02%	1	0.02%	0.02%								100%
Underground permanent geological storage of CO2	CCM 5.12	0.10%	2	0.05%	0.05%								50%
Transport by motorbikes, passenger cars and commercial vehicles	CCM 6.5	0.12%		0.00%	0.00%								0%
Sum of alignment per objective					9.0%
Total KPI (Opex)		17.8%	4,142	9.0%							%	%	50.82%